UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, June 13th , 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Intermediary Dividends
         . Banco Bradesco S.A.

     The Board of Executive Officers of Banco Bradesco S.A., in a meeting held today, decided to propose to the Board of Directors, which will resolve in a meeting to be held on June 27th, 2008, the payment to the Company’s shareholders of Intermediary Dividends related to the first half 2008, in the total amount of R$387 million, of which R$0.120175000 per common share and R$0.132192500 per preferred share.

     Will be made benefiting the shareholders registered in the Bank’s Books on June 27th, 2008. The Company’s shares will be traded “ex-right” on Dividends from June 30th, 2008 on.

     Upon approval of this proposal, the payment will be settled on July 21st, 2008, according to the declared amount, with no Withholding Income Tax under the terms of the Article 10 of Law # 9,249/95, as follows:

• credit in the current account informed by the shareholder;

• the shareholders who do not inform their banking data or do not hold a current account in a Financial Institution must go to a Bradesco Branch on their preference having their identification document and the “Notice For Receipt of Earnings from Book-Entry Shares”, sent by mail to those having their address updated in the Company’s records;

• to those with shares held on custody with the CBLC - Companhia Brasileira de Liquidação e Custódia (CBLC - Brazilian Clearing and Depository Corporation), the payment of Dividends will be made to CBLC, which will transfer them to the shareholders through the Depository Agents.

     The aforementioned Intermediary Dividends represent 10 times the amount of Dividends paid monthly.

Cordially,

Banco Bradesco S.A.
Norberto Pinto Barbedo
Executive Vice President
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13th, 2008

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.